UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [April] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )        No        Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )        No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 30, 2007. Attached is English language version of the notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

MIRAE CORPORATION ANNOUNCES

THE RESULTS FOR FISICAL YEAR 2006

Seoul, Korea, March 30, 2007 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the year ended December 31, 2006

The Company reported total revenues of 85,885 million won for FY 2006, decreased by 13.1 percent from total revenues of 98,778 million won for FY 2005. And, gross profit for FY 2006 was 6,745 million won decreased by 63.4 percent from gross profit of 18,447million won for FY 2005. Mirae accounted 12,999 million won of operating loss that turned around negative figure from 1,905 million of operating profit for FY 2005. Moreover, Mirae accounted 36,234 million won of ordinary loss and net loss, respectively, for the fiscal year of 2006; whereas, ordinary profit and net profit of 2,563 million won for the fiscal year of 2005.

[Table 1.] Summary of Operating Results of FY 2006 vs. FY 2005

(Unit: in million Korean won, %)

Category	FY 2006	FY 2005	% Change	Comment
Revenues	85,885	98,778	- 13.1
Gross profit	6,745	18,447	- 63.4
Operating income (loss)	(12,999)	1,905		Turnover Operating loss
Ordinary income (loss)	(36,234)	2,563		Turnover Ordinary loss
Net income (loss)	(36,234)	2,563		Turnover Net loss

Total revenues decreased for the fiscal year of 2006 slightly, and operating income also decreased by 782.4%. Operating loss resulted primarily from the increase in selling, general and administrative expenses and the increase in foreign exchange and translation loss of 19.4% for the fiscal year of 2006, as compared to the same period of 2005. Moreover, Ordinary loss and net loss resulted mainly from the aggravation of business operations with an affiliated company have caused increasing of the loss on valuation using equity method of accounting and bad debt expense for the fiscal year of 2006.

Our operating results have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of factors, some of which are interrelated, associated with the markets of the semiconductor in which we operate, and severe foreign exchange fluctuation.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2006	FY 2005
Asia	16.55	13.88
Europe	6.06	6.02
US	21.05	20.75

Overseas Total	43.67	40.65

Domestic	56.33	59.35

Total	100.0	100.0

Each division fully portrays its figures for the fiscal year of 2006 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 58,191 million won, or 15.5 percent increase, for the fiscal year of 2006 from 50,383 million won for the same period of 2005. The semiconductor equipment industry is expected to grow continuously in this year; and we hope that our ATE sales show its growth accordingly. SMD Placement System Division (SMT) generated revenues of 15,004 million won for the fiscal year of 2006, decreased by 55.2 percent from 33,459 million won for the fiscal year of 2005. Sales portion by Assembly and Test Equipment Division, SMD placement systems Division and Other Division are 67.8 percent, 17.5 percent and 14.8 percent, respectively, for the fiscal year of 2006.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2006	FY 2005	% Change
ATE Division	58,191	50,383	+15.5
SMT Division	15,004	33,459	-55.2
Other	12,690	14,937	-15.0

Total	85,885	98,778	-13.1

Highlights of FY 2006

January 11, 2006

•

Mirae Corporation filed a third amended annual report on Form 20-F, for the fiscal year ended December 31, 2004, as filed with the U.S Securities and Exchange Commission on June 30, 2005 and as amended on July 28, 2005 and November 30, 2005, in order to set forth in Item 15, disclosure regarding our controls and procedures in response to comments received from the United States Securities and Exchange Commission.

January 31, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,422,160,000

February 24, 2006

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 17, 2006

The agenda for the 15th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

2) Election of outside auditor

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2005.

2) Partial amendment to articles of incorporation.

3) Appointment of New outside directors who become members of audit committee

4) Election of directors

5) Approval of the ceiling amount of the Remuneration for Directors

6) Partial amendment to retirement allowance regulation of directors

February 24, 2006

•	Appointed Deloitte Anjin as the Company’s Outside Auditor

March 9, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,485,000,000

March 17, 2006

•	Result of the 15th Annual Shareholders’ Meeting

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2005

→	Resolved as proposed

2) Partial amendment to articles of Incorporation

→	Resolved as proposed

3) Appointment of New Outside Directors who become members of audit committee

→	Resolved as proposed

4) Election of directors

→	Resolved as proposed

5) Approval of the ceiling amount of remuneration for directors

→	Resolved as proposed

6) Partial amendment to retirement allowance regulation of directors

→	Resolved as proposed

April 24, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,493,815,000

June 9, 2006

•

We received a demand for payment of Won 2,284million (US$2,261 thousand) from the acquirer of our interest in SoftForum. Under the agreement of transfer of management rights and shares entered into with such acquirer, we agreed that in the event the acquirer could not recover at least 70% of the trade accounts receivable of SoftForum outstanding on the date of consummation for the transaction within 12 months of December 31, 2004, we would pay the shortfall amount. The acquirer failed to collect trade accounts receivable over 70% as of December 31, 2005.

July 24, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,122,000,000

August 21, 2006

•	To establish a mass-production line of a 32-inch Flat Fluorescent Lamp(FFL) for LCD(Liquid Crystal Display)TV

•

Details of subject: We announced on August 21, 2006 that we have established a mass-production line of a 32-inch Flat Fluorescent Lamp (FFL) for serving as a back light unit(BLU) for LCD(Liquid Crystal Display) TV.

1. Summary

We have succeeded in manufacturing FFL using our own developed glass forming machine(GFM)

for 32-inch in March 2005. Our FFL is the flat-typed product formed with in 1mm-thin glass. After fluorescent material coated on its inner surface, gas is inserted into the hermetic discharge space between its upper and lower glass plates.

2. Features and good points

 High brightness and increase in uniformity of luminance

‚ Thin FFL allow less use of parts in related with BLU such as optical sheet and inverter to structure a slim BLU

ƒ Automation production through simple exhaust process with Tip-less FFL

„ Implementation of outer electrode increase life time of lamp inside BLU

… Manufacturing capacity of 20,000 units of 32-inch FFL per month

September 5, 2006

•	Determination of provisional disposition for Patent Infringement Lawsuits against TechWing Inc.

•	Details of subject:

1. Litigant

- Plaintiff: Mirae Corporation

- Defendant: TechWing Inc.

2. Summary of decision

-Defendant should be prohibited from all economic actions including manufacture, sell, use, assign, lease or any advertisement, display for assignment or lease on the lawsuit related test handler

-Defendant should stop taking possession of the lawsuit related test handler but not being brought to completion, which are stored in his head office, branch office, factory, office, or warehouse, placed on sale, or in use, and place all of the lawsuit related test handler in the custody of the bailiff whom the plaintiff authorizes to act on his behalf.

November 14, 2006

•	Glass Forming Machine and Vacuum Exhaust System for manufacturing LCD TV

Contract amount (KRW): 9,800,000,000

•	Terms and conditions of contract

- We shall complete the Plant within eight (8) months from the contract date.

- Twenty percent (20%) of the total contract amount as advance payment shall be paid.

- Seventy percent (70%) of the total contract amount as progress payment shall be paid by seven installments and each installment shall be ten percent (10%) of the total contract amount.

- Ten percent (10%) of the total contract amount as the payment of balance shall be paid when it is confirmed by both parties that yield of the completed Plant is more than ninety percent (90%).

December 20, 2006

•	Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation.

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

Balance Sheet

Income Statement

Cash Flow

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006	FY 2005
	(Audited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	3,875	7,143
Short-term financial instruments	38,023	46,828
Marketable securities	66	295
Accounts receivable - trade, net	28,074	43,553
Short-term loan	259	707
Accounts receivable - other	7,065	9,062
Inventories	15,014	23,999
Accrued interest income	648	896
Advance payments and others	2,743	9,377
Prepaid income taxes	268	207

Total Current Assets	96,035	142,067

NON-CURRENT ASSETS :
Property, plant and equipment - net	41,629	46,061
Intangible assets - net	15,650	16,700
Investment securities	3,525	6,800
Long-term and restricted bank deposits	673	666
Guarantee deposits, net	5,127	4,764
Long-term receivables	1,634	1,634
Long-term loans and other	540	962

Total Non-Current Assets	68,778	77,587

TOTAL ASSETS	164,813	219,654

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006	FY 2005
	(Audited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable - trade	7,890	18,272
Short-term borrowings	41,627	39,717
Accounts payable - other	1,333	1,307
Advance receipts from customers	1,978	111
Withholdings	164	173
Accrued expenses and other	2,165	1,449
Short-term guarantee deposits received	41	15
Current long-term liability	1,142	624
Allowance for guarantee deposited and others	16,378	26,562

Total Current Liabilities	72,718	88,230

LONG-TERM LIABILITIES :
Long-term borrowings	3,995	5,598
Long-term guarantee deposits received	—	123
Accrued severance indemnities, net	1,774	2,136
Deffered tax liabilities	145	705

Total Long-term Liabilities	5,914	8,562

Total Liabilities	78,632	96,792

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 183 million shares as of December 31, 2006 and 2005	18,387	18,387
Capital surplus :
Additional paid-in capital	132,617	132,617
Other Capital Surplus	192	192
Retained earnings (Accumulated deficit) :
Unappropriated	(63,316)	(27,082)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	381	1,860
Negative capital variation of equity method	—	(951)
Loss on dispositon of treasury stock	(1,445)	(1,445)
Additional paid-in capital - employee stock options	1,744	1,663

Total Shareholders’ Equity	86,181	122,862

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	164,813	219,654

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

YEARS ENDED DECEMBER 31, 2006 AND 2005

(In millions of Korean won, except per share data)

	FY 2006	FY 2005
	(Audited)	(Audited)
REVENUES	85,885	98,778
COST OF SALES	79,140	80,331

GROSS PROFIT	6,745	18,447
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	19,744	16,542

OPERATING INCOME (LOSS)	(12,999)	1,905

OTHER INCOMES	5,814	27,711
OTHER EXPENSES	29,049	27,053

ORDINARY PROFIT (LOSS)	(36,234)	2,563

INCOME TAX EXPENSE (BENEFIT)	—	—

NET INCOME(LOSS)	(36,234)	2,563

NET INCOME(LOSS) PER SHARE (In Korean won)	(198)	14

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006	FY 2005
	(Audited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(36,234)	2,563

Expenses not involving cash payments :
Provision for severance indemnities	906	1,080
Depreciation and amortization	4,113	4,662
Allowance for bad debts	—	409
Loss from depreciation of intangible assets	2,287	1,171
Allowance for bad debts for others	12,686	15,520
Foreign currency translation loss	759	527
Loss from disposition of short-term securities	4	—
Loss from disposal of tangible asset	1	4,724
Loss from disposal and valuation of investment securities	3	—
Equity in losses of affiliate	2,390	2,772
Loss on disposition of available-for-sale securities	3,389	—
Expense from A/S	1,150	1,509
Cost of interest	—	193
Compensation cost related to stock options	80	339
Loss from disposal of account receivable - others	30	—
Impairment loss on development expense	4,828	—
Others	—	—

Sub-total	32,626	32,906

Income not involving cash receipts :
Foreign currency translation gain	(963)	(925)
Recapture of present value discount account	(301)	(249)
Gain on disposal and valuation of marketable securities	(24)	(109)
Gain on disposal of tangible assets	(14)	(11,889)
Gain on disposition of equity securities	(587)	(9,599)
Reversal of allowance for bad debts	(1,151)	0
Gain on forward foreign exchange valuation	0	0

Sub-total	(3,040)	(22,771)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006	FY 2005
	(Audited)	(Audited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	16,186	(24,075)
Accounts receivable - other	1,681	(4,375)
Accrued income	248	(418)
Advance payments	(3,747)	(8,024)
Prepaid expenses	10	17
Prepaid income tax	(61)	(58)
Inventories	9,093	1,999
Accounts payable - trade	(10,377)	8,935
Accounts payable - other	26	(535)
Advance receipts from customers	1,868	(1,096)
Withholdings	(9)	(106)
Accrued expenses	718	(362)
Loss from construction warranty	(1,257)	(1,017)
Severance indemnity payments	(1,267)	(1,373)
Decrease in provision for guarantees of the indebtedness	(9,995)	—

Sub-total	3,117	(30,488)

	(3,531)	(17,790)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	8,805	—
Decrease in Trading securites	4,261	—
Decrease in short-term loans	575	316
Decrease in investment securities	—	—
Proceeds from disposal of investment securities by equity	—	9,010
Decrease in long-term loans	422	892
Decrease in long-term account receivables	—	2,038
Decrease in guarantee deposits	1,322	185
Proceeds from disposal of property, plant and equipment	28	34,906
Proceeds from disposal of landed property	246	12
Proceeds from disposal of intangible asset	175	—
Increase in guarantee deposits	7	—
Increase in Long term guarantee deposits	10	123
Decrease in long-term financial instruments	3	1

	15,854	47,483

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006	FY 2005
	(Audited)	(Audited)
Cash out flows from investing activities:
Increase in investment securities	4,011	38
Increase in short-term loans	180	872
Increase in long-term financial instruments	10	9
Acquisition of investment securities by equity method	—	2,000
Acquisition of available-for-sale securities	3,007	1,233
Increase in long-term loans	—	31
Increase in guarantee deposits	1,689	396
Acquisition of property, plant and equipment	549	881
Increase in construction in-progress	506	1,982
Acquisition of other tangible assets	945	1,141
Acquisition of industrial rights	513	1,331
Increase in research and development cost	5,813	8,214
Decrease in guarantee deposits	—	171
Acquisition of landed property	10	—
Increase in long-term account receivable	—	1,451
Decrease in Long term guarantee deposits	114	3,378
Increase in short-term financial instruments	—	13,146

	17,347	36,274

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash in flows from financing activities :
Issuance of common shares	—	—
Increase in short-term borrowings	2,381	4,639
Increase in long-term borrowings	—	1,383
Disposition of treasury stock	—	520

Sub total	2,381	6,542

Cash out flows from financing activities :
Decrease in long-term borrowings	—	(5,217)
Decrease in current maturities of long-term liabilities	(624)	(2,237)

Sub total	(624)	(7,454)

	1,757	(912)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,268)	(7,493)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	7,143	14,636

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3,875	7,143

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF APPROPRIATIONS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2006 AND 2005

(In millions of Korean won)

	2006	2005
	(Audited)	(Audited)
ACCUMULATED RETAINED EARNINGS (DEFICITS) BEFORE DISPOSITION
Unappropriated retained earnings(deficits) carried over from prior years	(27,082)	(29,645)
Net Income (loss)	(36,234)	2,563

End of year	(63,316)	(27,082)

APPROPRIATIONS OF RETAINED EARNINGS (DEFICITS):	—	—
UNDISPOSITIONED RETAINED EARNINGS (DEFICITS) TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	(63,316)	(27,082)